UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form N-SAR

For Period Ended: June 30, 2003

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant

BioLase Technology, Inc.

Address of Principal Executive Office (Street and Number)

981 Calle Amanecer

San Clemente, CA 92673

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

On August 7, 2003, the Registrant issued a press release to announce that its independent accountants and the Registrant are in the process of seeking guidance from the Securities and Exchange Commission with respect to the impact of certain language in the Registrant’s purchase order forms. The press release is attached as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 14, 2003. As explained in the press release, a recent review of the Registrant’s purchase orders gave rise to a technical question as to whether the Registrant should recognize revenue upon shipment of products or upon the receipt of payment from its customers. If the purchase order forms cause a change in revenue recognition, the Registrant may be required to defer certain revenue recognized in prior periods. The Registrant expects that any such change would not eliminate revenue or affect reported operating cash flow, but would change how reported revenue and earnings are divided among reporting periods. The Registrant subsequently modified the language in question on its purchase order forms to eliminate the technical uncertainty surrounding the transfer of title and the ability of the Registrant to recognize revenue upon shipment. Therefore, the Registrant expects that, if a change in revenue recognition were required, it would result in a reduction in revenue for prior periods, a one time positive impact on the third quarter 2003 revenue and earnings and no impact on revenue and earnings expected for the fourth quarter and beyond.

The Registrant is currently going through the process of obtaining guidance from the Securities and Exchange Commission on the above-described revenue recognition issue, which could materially impact the Registrant’s revenue and earnings for the three-month period ended June 30, 2003. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2003, in a timely manner because the Registrant cannot complete and review its financial statements without unreasonable effort or expense.

The resolution of this issue may affect the financial statements which are required to be included in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. Therefore, the Registrant currently does not intend to file such report until this issue has been resolved. The Registrant hopes to resolve this issue with the Securities and Exchange Commission within five (5) days; however, no assurance can be given as to when the issue will be resolved or as to the ultimate outcome of such discussions.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edson (Ed) Rood	(949)	361-1200

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioLase Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Edson Rood
Edson Rood Chief Financial Officer

Explanation provided in response to Part IV (3):

The Registrant previously publicly announced its results for the three months ended June 30, 2003, in a press release included as an exhibit to its Current Report on Form 8-K dated July 23, 2003, which was filed on July 24, 2003. These results showed a significant increase in revenues, net income, gross profits and expenses for the three and six months ended June 30, 2003 versus the three and six months ended June 30, 2002. However, an issue has arisen as to the Registrant’s revenue recognition policy given certain provisions that until recently were contained in Registrant’s purchase order. The Registrant is in the process of obtaining guidance from the Securities and Exchange Commission on this issue, as described in Registrant’s press release filed with the Registrant’s Current Report on Form 8-K on August 14, 2003. If such guidance results in the Registrant changing its revenue recognition policy with respect to these prior purchase order provisions, then revenue and other balances for the three and six months ended June 30, 2003, and for prior periods, could change materially. Any such changes for the three and six months ended June 30, 2003, and the three and six months ended June 30, 2002, would be reflected in financial statements contained in Registrant’s quarterly report on Form 10-Q for the period ending June 30, 2003. As a result, a reasonable estimate of Registrant’s revenue and results of operations for the periods ended June 30, 2003, cannot be made since the Securities and Exchange Commission’s guidance on this matter is still pending.

Regardless of any differences due to a change in revenue recognition, the Registrant expects that, due to the rapid growth of the Registrant’s business, its revenues and expenses for the three and six months ended June 30, 2003, will increase significantly over the results of operation for the three and six months ended June 30, 2002.